EXHIBIT 11. EARNINGS PER SHARE CALCULATIONS

Basic net earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding for the year. Diluted earnings (loss) per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which the market price exceeds exercise price, less shares which could have been purchased by the Company with the related proceeds.

                                           THREE MONTHS ENDED          THREE MONTHS ENDED
                                            AUGUST 31, 2002             AUGUST 31, 2001
                                          BASIC        DILUTED        BASIC        DILUTED
                                       ----------    ----------    ----------     ----------
Net earnings (loss)                    $   31,684    $   31,684    $  (21,798)    $  (21,798)
                                       ----------    ----------    ----------     ----------

Average shares outstanding                813,565       813,565       813,565        813,565

  Effect of dilutive securities:
              Options and Warrants*             0             0             0              0
                                       ----------    ----------    ----------     ----------

Equivalent shares                         813,565       813,565       813,565        813,565
                                       ----------    ----------    ----------     ----------

Earnings (loss) per share              $     0.04    $     0.04    $    (0.03)    $    (0.03)
                                       ==========    ==========    ==========     ==========

*All potential common shares are antidilutive for the period ended August
31, 2001


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